Exhibit 99.(a)(1)(B)

EMAIL FROM PETER DAMERIS TO ALL EMPLOYEES OF ON ASSIGNMENT

Subject: Option Exchange Program

Dear Employees,

Over the next few days we will roll out our stock option exchange program, affording employees an opportunity to exchange certain “out of the money” stock options for a reduced number of restricted stock units.

Our goal in offering this program is to provide more effective performance incentives for employees who hold stock options with exercise prices at or above $8.00 per share that were granted on or after December 31, 2000, by allowing them to receive a reduced number of restricted stock units in exchange for these options. In the coming days, you will receive materials that contain program details, including a description of the restricted stock units that will be available to you in exchange for your surrendered options and the vesting rules that will apply to these restricted stock units. This program is one of a series of measures we have undertaken to ensure that our compensation programs are market-competitive and support our objective of making On Assignment, Inc. a desirable place to work.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances. Please make sure to carefully review all program materials you receive and discuss them with your tax, legal and investment advisors as appropriate before determining whether to participate in the exchange offer. These materials, along with a series of meetings that will be conducted by management to explain the program and address your questions, should provide all the information you need to make an informed decision.

Regards,

Peter Dameris